Exhibit 99.1

Caledonia Mining Corporation Plc
Issue and Exercise of Share Options
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)

14 October, 2016: Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) announces that it received notice yesterday that Mr Leigh Wilson (an independent non-executive director and chairman of the board) has exercised options over 90,000 common shares of no par value each (“Option Shares”) in the Company at an exercise price of 90 Canadian cents per share. Caledonia will apply for these 90,000 Option Shares to be admitted to trading on AIM and it is anticipated that trading in such shares will commence on 21 October 2016 (“Admission”). Following Admission, Mr Wilson will hold 165,000 Caledonia common shares, representing approximately 0.32 per cent of the total number of common shares in issue.
The total number of shares in issue following Admission will be 52,350,946.
In addition, Caledonia announce that on 13 October, 2016 options over 90,000 common shares of no par value each in the Company were granted to John McGloin, a non-executive director of the Company, exercisable at 230 Canadian cents and to expire on 13 October 2021. These options were granted following Mr McGloin’s appointment to the board of Caledonia, which was announced on August 10, 2015. Mr McGloin now holds a total of 90,000 options over the common shares of the Company.
Caledonia has no shares in Treasury, therefore this figure may be used by Shareholders, from Admission, as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in, the share capital of the Company under the FCA's Disclosure and Transparency Rules.
For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth – CFO Tel: +44 1534 702 998 marklearmonth@caledoniamining.com	WH Ireland Adrian Hadden/Nick Prowting Tel: +44 20 7220 1751
Maurice Mason – Investor Relations Tel: +44 759 078 1139 mauricemason@caledoniamining.com	Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray Tel: +44 20 7138 3204

Head and Registered Office: Caledonia Mining Corporation Plc
43/45 La Motte Street, St Helier, Jersey, Channel Islands, JE4 8SD
info@caledoniamining.com  |  | www.caledoniamining.com
3996682.1 C5501.J41218